SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 12)*


                               Ansell Limited
                 (formerly known as Pacific Dunlop Limited)
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000

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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)
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                              August 21, 2003

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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

-----------------------------------
CUSIP No.  694185109

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)      |_|
                                                                   (b)      |_|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  |_|

          NOT APPLICABLE

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA

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NUMBER OF      7   SOLE VOTING POWER

SHARES               0
               ----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER

OWNED BY EACH        0
               ----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER

PERSON WITH          0
               ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     18,928,840 ORDINARY SHARES(1)
               ----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,928,840 ORDINARY SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                              |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.2 %
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

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(1) See Item 5 of Amendment No. 1.

SCHEDULE 13D

-----------------------------------
CUSIP No.  694185109

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TREFOIL INTERNATIONAL III, SPRL - 95-4814073

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a)      |_|
                                                                   (b)      |_|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  |_|

          NOT APPLICABLE

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          BELGIUM

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NUMBER OF      7   SOLE VOTING POWER

SHARES               18,928,840 ORDINARY SHARES
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BENEFICIALLY   8   SHARED VOTING POWER

OWNED BY EACH        0
               ----------------------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER

PERSON WITH          0
               ----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                     18,928,840 ORDINARY SHARES(2)
               ----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,928,840 ORDINARY SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                              |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.2 %
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

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(2) See Item 5 of Amendment No. 1.

INTRODUCTION

          This statement ("Amendment No. 12") amends the Schedule 13D filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended from time to time (the "Amended Schedule 13D") by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"). The securities to which this statement relates are Ordinary Shares of Ansell Limited, an Australian corporation. Capitalized terms used and not defined in this Amendment No. 12 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          On August 21, 2003, Trefoil SPRL disposed of 5,500,000 Ordinary Shares in the open market on the Australian Stock Exchange at a per share price of $AUD 6.70 (excluding brokerage fees and stamp duties).

          SHOC and Trefoil SPRL may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to SHOC and Trefoil SPRL, and other factors that SHOC and Trefoil SPRL may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise or to sell some or all of the securities it now holds or hereafter acquires.

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

          ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.
                  --------------------------------------

          Trefoil SPRL and SHOC beneficially own the 18,928,840 Ordinary Shares held of record by Trefoil SPRL, which represent approximately 10.2% of the issued and outstanding Ordinary Shares.(3) Because SHOC controls Trefoil International Investors III, LP, which controls Trefoil SPRL, SHOC and Trefoil SPRL share dispositive power over such Ordinary Shares. On August 21, 2003, Trefoil SPRL disposed of 5,500,000 Ordinary Shares at a per share price of $AUD 6.70 (excluding brokerage fees and stamp duties). This transaction was effected in the open market on the Australian Stock Exchange.

          As disclosed in the Amended Schedule 13(d), Mr. Stanley P. Gold is a director of the Company. Mr. Gold is also a director and the President of SHOC and a director of Trefoil SPRL. Mr. Gold has acquired 9,065 Ordinary Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees and stamp duties) as indicated on the Schedule of Transactions attached hereto as Exhibit 29 and incorporated herein by reference. All of these transactions were effected pursuant to the Ansell Limited Non-Executive Directors Share Plan, the terms of which are disclosed in the Company's most recent Form 20-F, filed on December 30, 2002. Mr. Gold disclaims all beneficial ownership of the Ordinary Shares beneficially owned by SHOC and Trefoil SPRL, and SHOC and Trefoil SPRL disclaim all beneficial ownership of the Ordinary Shares owned by Mr. Gold.

____________________
(3) This percentage is based on information from the Company which indicates that the number of outstanding Ordinary Shares of the Company is 185,814,000. In April 2002, the Company reduced the number of ordinary shares outstanding by means of a 1 for 5 share consolidation. The numbers herein give effect to such consolidation.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
              ---------------------------------


                     DOCUMENT
                     --------

     Exhibit 29    --  Schedule of Transactions

     Exhibit 30    --  Joint Filing Agreement between SHOC and Trefoil SPRL,
                       dated as of October 11, 2000

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   August 22, 2003

                                     SHAMROCK HOLDINGS OF CALIFORNIA, INC.

                                     By:/s/ Robert G. Moskowitz
                                        ---------------------------------------
                                        Name:   Robert G. Moskowitz
                                        Title:  Vice President


                                     TREFOIL INTERNATIONAL III, SPRL


                                     By:/s/ Gregory S. Martin
                                        ---------------------------------------
                                        Name:  Gregory S. Martin
                                        Title: Director

EXHIBIT INDEX

                     DOCUMENT
                     --------

     Exhibit 29    --  Schedule of Transactions

     Exhibit 30    --  Joint Filing Agreement between SHOC and Trefoil SPRL,
                       dated as of October 11, 2000